SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                              DATED August 4, 2003

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                        Commission File Number: 001-14666

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                            ISPAT INTERNATIONAL N.V.
             (Exact name of registrant as specified in its Charter)

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                             15th Floor, Hofplein 20
                                3032 AC Rotterdam
                                 The Netherlands
              (Address of registrant's principal executive offices)

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         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F      X       Form 40-F
                                    -----               -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes            No   X
                                    -----        -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes            No   X
                                    -----        -----

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes            No   X
                                    -----        -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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                                      INDEX
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Press Release of Ispat International N.V., dated August 4, 2003, regarding workers' strike at Ispat Mexicana S.A. de C.V., the Mexican subsidiary of Ispat International N.V.

NEWS RELEASE

                        [ISPAT INTERNATIONAL N.V. logo]
                            Member of THE LNM GROUP


For Immediate Release: Rotterdam, 4th August, 2003

                        ISPAT INTERNATIONAL N.V. AFFECTED
                         BY STRIKE AT ITS MEXICAN PLANT

Ispat Mexicana S.A. de C.V., the Mexican subsidiary of Ispat International N.V. (NYSE:IST US; AEX: IST NA), confirms that the workers of Sindicato Nacional de Trabajadores Mineros, Metalurgicos y similares de la Republica Mexicana (the National Mining, Mineral and similar workers Union of Mexico) Section 271, declared a strike at its Lazaro Cardenas plant and at three other companies on August 1, 2003 at 12:01 AM.

Ispat Mexicana S.A. de C.V. has a common workers' union and a common collective labour agreement with three other companies.

The strike is the result of a disagreement between the union and one of the other three companies. The company in disagreement with the workers' union is not related to Ispat Mexicana or any other subsidiary of Ispat International N.V.

Ispat Mexicana hopes that the disagreeing parties will reach an agreement soon so that normal operations can be resumed.

For further information, please call:

T. N. Ramaswamy                 Paul Weigh
Director, Finance               Corporate Communications
Ispat International N.V.        Ispat International N.V.
Tel: +44 20 7543 1174           Tel: +44 20 7543 1172






This news release contains forward-looking statements that involve a number of risks and uncertainties. These statements are based on current expectations whereas actual results may differ. Among the factors that could cause actual results to differ are the risk factors listed in the Ispat International N.V.'s most recent SEC filings.


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                                    SIGNATURE
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         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   August 4, 2003
                                              ISPAT INTERNATIONAL N.V.


                                              By /s/   Bhikam C. Agarwal
                                                --------------------------------
                                                       Bhikam C. Agarwal
                                                       Chief Financial Officer